FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 18, 2005

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

  Vice President, Finance & CFO

Date: August 18, 2005

NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES AUGUST 2005 DISTRIBUTION

Calgary, Alberta – August 18, 2005 (TSX – PMT.UN) Paramount Energy Trust (“PET” or “the Trust”) is pleased to confirm that its distribution to be paid on September 15, 2005 in respect of income received by PET for the month of August 2005, for Unitholders of record on August 31, 2005, will be $0.22 per Trust Unit.  The ex-distribution date is August 29, 2005.  This brings cumulative distributions in respect of PET’s income in 2005 to $1.76 per Trust Unit and cumulative distributions paid since the inception of the Trust to-date to $6.824 per Trust Unit.

PET continues to project that monthly cash distributions are sustainable at $0.22 per Trust Unit for the remainder of 2005 and for the foreseeable future, based upon the Trust’s current hedges, physical forward natural gas sales and the forward market for natural gas prices.  With the Trust’s current estimates for production, natural gas prices and cash flow, this level of distribution reflects a payout ratio going forward for the foreseeable future of approximately 65 to 70 percent of PET’s estimated distributable income.  Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

GAS MARKETING

The Trust currently has the following financial hedges in place:

Volumes at AECO
(Gigajoules/day)(“GJ/d”)	Price ($/GJ)	Term
40,000 GJ/d	$ 7.01	July 2005 – October 2005
55,000 GJ/d	$ 8.19	November 2005 – March 2006
20,000 GJ/d	$ 8.01	April 2006 – October 2006

In addition, the Trust has sold forward physical natural gas as described below to partially fix the price that these financial hedges will settle against.

Volumes at AECO
(Gigajoules/day)(“GJ/d”)	Price ($/GJ)	Term
58,500 GJ/d	$ 7.47	July 2005 – October 2005
11,500 GJ/d	$ 8.38	October 2005
5,000 GJ/d	$ 6.50 to $ 7.30	July 2005 – October 2005
75,000 GJ/d	$ 8.60	November 2005 – March 2006
20,000 GJ/d	$ 7.83	April 2006 – October 2006

SENSITIVITY ANALYSIS

The Trust’s current hedging and physical forward sales portfolio has significantly reduced PET’s exposure to the downside in natural gas prices. The following table reflects PET’s projected realized gas price, monthly cash flow and payout ratio, at the current monthly distribution of $0.22 per Trust Unit, for the second half of 2005 at certain gas reference price levels assuming PET’s projected average production of 160 MMcf/d for the second half of 2005 and incorporating all of the Trust’s current financial hedges and physical forward sales contracts.

Page 0 of 2

Natural Gas Prices
AECO Monthly Index	($/GJ)	7.50	8.00	8.50 (1)	9.00
PET Realized	($/Mcf)	8.05	8.20	8.34	8.48

Monthly Cash Flow	($MM)	25.5	26.0	26.5	27.0
Cash Flow per Unit	($/Unit/Month)	0.321	0.327	0.334	0.340

Payout Ratio	%	68.5	67.2	65.9	64.7

(1)

reflects current forward market prices at August 18, 2005

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol PMT.UN, PMT.DB and PMT.DB.A.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 - 4 Avenue S.W., Calgary, AB T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Executive Officer

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Sue M. Showers, Investor Relations Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

ADVISORY: Certain information regarding Paramount Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil ands gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect PET’s operations or financial results are included in PET's reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at PET's website (www.paramountenergy.com) or by contacting Paramount Energy Trust. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and PET does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.